                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 6-K

                            Report on Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 1, 2001


                          VOCALTEC COMMUNICATIONS LTD.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 1 Maskit Street
                             Herzliya 46733, Israel
                    ----------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                 -----

                   THE INFORMATION IN THIS FORM 6K OF VOCALTEC
               COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
                 BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
             REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                    AND EXCHANGE COMMISSION ON MAY 13, 1998.

Attached hereto and incorporated by reference herein is the Registrant's press release as follows:

          (i) Release, dated February 1, 2001, entitled "VocalTec Reports Record Results for the Fourth Quarter and Year 2000."


                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VOCALTEC COMMUNICATIONS LTD.
                                        (Registrant)


                                        By:  /s/ Jeffrey Dykan
Dated: February 1, 2001                      ------------------------------
                                             Jeffrey Dykan
                                             Chief Financial Officer

                       VOCALTEC REPORTS RECORD RESULTS FOR
                        THE FOURTH QUARTER AND YEAR 2000

HERZELIA, ISRAEL, February 1, 2001 - VocalTec Communications Ltd. (VocalTec) (NASDAQ: VOCL) announced today financial results for the fourth quarter and full year ended December 31, 2000. Revenues for the fourth quarter of 2000 increased to a record $12.3 million, representing an increase of 9% over $11.3 million in the third quarter of 2000 and an increase of 60% over $7.7 million in the fourth quarter of 1999. The net loss narrowed to $4.4 million, or $0.36 per share, compared to a net loss for the year-ago period of $5.1 million, or $0.44 per share.

For the full year 2000, VocalTec reported revenues of $42.0 million, a 58% increase over the $26.6 million reported in 1999. The net income for 2000 was $28.8 million, or $2.18 per diluted share and $2.39 per basic share, compared to a net loss for 1999 of $28.4 million, or a loss of $2.47 per share. The net loss for 1999 included a one-time restructuring charge of $827,000, or $0.07 per share, in the second quarter of 1999, and net income figures for the same period in 2000 included a net after tax gain of $48.7 million on the sale of ITXC Corp. shares in the first quarter of 2000.

VocalTec successfully recaptured market share in 2000. "There were definite signs of a comeback," according to the iLocus December 2000 industry report. VocalTec ended the year with close to 17% of the IP-based commercial traffic, according to iLocus, up from 12% in 1999. VocalTec enters 2001 providing international and long-distance calling, voice-VPN, calling card, clearinghouse and voice-enhanced e-commerce solutions, which are commercially deployed in over 100 countries.

"The turnaround process is complete and we are very pleased with our achievements in 2000. We have posted a yearly revenue figure at the high end of our guidance estimate, which was between $35-45 million. The high percentage of repeat orders from existing customers in the fourth quarter represents a high level of satisfaction in our proven, money-making solutions," said Elon Ganor, Chairman and Chief Executive Officer of VocalTec. "Since our IPO in 1996, our compound annual growth rate has been approximately 50%. Moving forward our objective is an annual top-line growth of 60-70% for the next few years. Our goal is to have an operating profit in the core business by the end of this year, subject to the timing of an external equity investment in our TrulyGlobal subsidiary."

"The real promise of next-generation networks is the innovative and powerful enhanced services layer," added Ganor. "Surf&Call and the core VocalTec business unit (formerly called IP Tel) have cooperated successfully on carrier projects, such as the voice-enhanced e-commerce project with Deutsche Telekom. We expect to further emphasize this project-orientation for Surf&Call with other customers during 2001. TrulyGlobal, the personal communications exchange, has landed its first project with a large carrier. We are also involved in discussions with outside investors so that the full potential of the TrulyGlobal concept can be realized."

Ira Palti, President of the core VocalTec business unit continued, "We are 100% focused on being the supplier of choice for international and long-distance carriers. This is the market in which we have more years of field experience than any other company."

"VocalTec's core strength lies in our highly intelligent routing capabilities. We believe that we have the best gatekeeper in the business. The market is asking for an evolution from H.323 to Softswitch, and we view our gatekeeper as the first incarnation of a Softswitch," Palti explained. "Our goal is to have a full-blown Softswitch in place by early next year."

The Company also announced that Jeff Dykan, Chief Financial Officer for the past two years, has resigned effective March 2001 to become Chief Executive Officer at a startup company.

"It would be hard to exaggerate the contribution Jeff has made to our Company during the past two years. It was a critical time in our growth and his efforts and abilities have been invaluable. We wish him every success in his new endeavors and we will miss him," expressed Ganor. "We are currently in the process of selecting a replacement for Jeff and hope to finalize this process quickly."

About VocalTec

VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony platforms and related services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry - with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs - we are renowned for our highly intelligent routing and enhanced services. Designed to deliver Softswitch functionality as it evolves, our gatekeeper is commercially deployed in over 100 countries, supporting H.323 today, and SIP and MGCP during the course of 2001. Our services include international and long-distance calling, voice-VPN, calling card, clearinghouse and voice-enhanced e-commerce.

Our Surf&Call business unit provides technology and support for VocalTec's voice-enhanced e-commerce projects. VocalTec subsidiary TrulyGlobal Inc. enables carriers to provide a personal communications exchange to its customers. We are also a founder of ITXC Corp. (NASDAQ: ITXC), the leading provider of worldwide Internet voice services, established in 1997. VocalTec currently holds 4.78 million shares of ITXC. Visit us at www.vocaltec.com

NOTE: VocalTec, VocalTec Surf&Call and TrulyGlobal are trademarks or registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections, objectives, potential investments or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, growth of the VOIP market, product and market acceptance risks, the impact of competitive pricing, outcome of discussions relating to investments, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.


For more information contact:

Adam Schwartz
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com

Laura Gavin
MarCom Manager
VocalTec Communications
Tel: 201-228-7000 x 6207
pr@vocaltec.com

Carmen Deville
Investor Relations
VocalTec Communications
Tel: 201-228-7000 x 6208
ir@vocaltec.com

                                                   VOCALTEC COMMUNICATIONS LTD.
                                                 CONSOLIDATED RESULTS OF OPERATIONS
                                     All data in thousands of U.S. dollars except per-share and share data

                                                              Three months ended                         Twelve months ended
                                                                 December 31                                 December 31
                                                    ---------------------------------------       ----------------------------------
                                                         2000                1999                       2000             1999
                                                    ---------------- ----------------------        ---------------- ----------------

Net Sales                                                    12,287                  7,673                  42,041           26,615
Cost of Sales                                                 4,133                  2,281                  13,537            8,156
                                                    ---------------- ----------------------        ---------------- ----------------
       Gross Profit                                           8,154                  5,392                  28,504           18,459
                                                    ---------------- ----------------------        ---------------- ----------------

Operating Expenses:

  Research & Development, net                                 3,538                  2,641                  13,401           13,157
  Marketing & Selling                                         7,655                  6,156                  29,590           27,171
  General & Administrative                                    2,208                  1,851                   8,592            6,592
                                                    ---------------- ----------------------        ---------------- ----------------
      Total Operating Expenses                               13,401                 10,648                  51,583           46,920
                                                    ---------------- ----------------------        ---------------- ----------------

       Operating loss                                        (5,247)                (5,256)                (23,079)         (28,461)
                                                    ---------------- ----------------------        ---------------- ----------------

Other income (expenses), net                                      -                      -                  57,744             (827)
Financing income, net                                           833                    112                   3,184              902
                                                    ---------------- ----------------------        ---------------- ----------------
      Income (loss) before income taxes                      (4,414)                (5,144)                 37,849          (28,386)
Income taxes                                                      -                      -                   9,013                -
                                                    ---------------- ----------------------        ---------------- ----------------

     Net income (loss)                                       (4,414)                (5,144)                 28,836          (28,386)
                                                    ================ ======================        ================ ================

Net income (loss) per ordinary share:
   Basic                                                      (0.36)                 (0.44)                   2.39            (2.47)
                                                    ================ ======================        ================ ================
   Diluted                                                    (0.36)                 (0.44)                   2.18            (2.47)
                                                    ================ ======================        ================ ================

Weighted average number of ordinary shares used in computing  per share amounts:
   Basic                                                     12,126                 11,657                  12,082           11,498
                                                    ================ ======================        ================ ================
   Diluted                                                   12,126                 11,657                  13,252           11,498
                                                    ================ ======================        ================ ================


                                                   VOCALTEC COMMUNICATIONS LTD.
                                            RESULTS OF OPERATIONS- SEGMENT INFORMATION
                                                  (In thousands of U.S. dollars)

                                                                     Surf&Call
                                                       VocalTec      Network Services                TrulyGlobal         Total
                                                    ---------------- ----------------------------- ---------------- ----------------


Three months ended December 31, 2000
   Net Sales                                                 11,135                  1,082                      70           12,287
   Operating Loss                                            (2,361)                (1,116)                 (1,770)          (5,247)


Year ended December 31, 2000
   Net Sales                                                 37,499                  4,472                      70           42,041
   Operating Loss                                           (13,569)                (3,017)                 (6,493)         (23,079)


                                                    CONSOLIDATED BALANCE SHEET
                                                  (In thousands of U.S. dollars)


                                                                          December 31                                 December 31
                                                                             2000                                        1999
                                                                     ----------------------                         ----------------


Current Assets
  Cash and cash equivalents                                                         17,473                                   31,915
  Short term investments                                                            31,673                                    1,730
  Trade receivables, net                                                             8,372                                    6,163
  Other receivables                                                                  3,879                                    3,068
  Inventories                                                                        5,424                                    1,602
                                                                     ----------------------                         ----------------
       Total Current Assets                                                         66,821                                   44,478
                                                                     ----------------------                         ----------------

Investments and Long Term Deposits
  Investments in companies                                                          14,620                                   37,845
  Bank deposits                                                                      1,000                                        -
                                                                     ----------------------                         ----------------
                                                                     ----------------------                         ----------------
                                                                                    15,620                                   37,845
                                                                     ----------------------                         ----------------

Equipment
  Cost                                                                              18,219                                   11,539
  Less - accumulated depreciation                                                    9,329                                    5,920
                                                                     ----------------------                         ----------------
                                                                     ----------------------                         ----------------
                                                                                     8,890                                    5,619
                                                                     ----------------------                         ----------------


Deposit with insurance companies                                                     1,636                                    1,329
                                                                     ----------------------                         ----------------


                                                                                    92,967                                   89,271
                                                                     ======================                         ================


                                Consolidated Balance Sheet Continued (In thousands of U.S. dollars)

                                                                          December 31                                 December 31
                                                                             2000                                        1999
                                                                     ----------------------                         ----------------


Current Liabilities
  Accounts payable and accrued expenses                                             21,516                                    8,503
  Accrued income taxes                                                               2,632                                        -
                                                                     ----------------------                         ----------------
                                                                     ----------------------                         ----------------
                                                                                    24,148                                    8,503
                                                                     ----------------------                         ----------------

Long Term Liabilities
   Long term bank loans                                                                  -                                   20,017
   Deferred income taxes                                                             4,356                                        -
   Accrued severance pay                                                             2,093                                    1,761
                                                                     ----------------------                         ----------------
                                                                     ----------------------                         ----------------
                                                                                     6,449                                   21,778
                                                                     ----------------------                         ----------------

       Total Liabilities                                                            30,597                                   30,281
                                                                     ----------------------                         ----------------


Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 12,127,058
         shares as of  December 31,2000 and
         11,771,302 as of December 31, 1999                                             36                                       35
   Share premium                                                                    97,015                                   94,627
   Deferred compensation                                                               (97)                                    (188)
   Accumulated other comprehensive income                                            6,535                                   34,471
   Accumulated deficit                                                             (41,119)                                 (69,955)
                                                                     ----------------------                         ----------------
                                                                     ----------------------                         ----------------
        Total Shareholders' Equity                                                  62,370                                   58,990
                                                                     ----------------------                         ----------------

                                                                                    92,967                                   89,271
                                                                     ======================                         ================